Exhibit 99.5

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

FORM OF PROXY FOR THE FIRST H SHAREHOLDERS

CLASS MEETING FOR 2023

Number of H shares to which this proxy form relates (note 1)

I/We                                                                                                                                                                 (Note 2) of address/identity card number and shareholder number                          being H shares shareholder(s) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                          H shares (Note 3) of the Company hereby appoint the Chairman of the first H shareholders class meeting for 2023 (the “H Shareholders Class Meeting”) of the Company/                                                                                   (Note 4) as my/our proxy to attend the H Shareholders Class Meeting on my/our behalf to be held in North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, the PRC, at 2:30 p.m. on Wednesday, 28 June 2023, or immediately as soon as the conclusion of the first A shareholders class meeting for 2023 of the Company, to vote at the H Shareholders Class Meeting on the following resolution as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/ her discretion as to how to vote.

Special Resolution		For (Note 5)	Against (Note 5)
1	THAT the proposal to the shareholders at the general meeting to authorize the Board to repurchase the domestic shares and/or overseas listed foreign shares of the Company be considered and approved.

*

Please refer to the notice of the H Shareholders Class Meeting set out in the circular of the Company dated 29 May 2023 for the full text of the aforesaid resolution. You should read the circular before appointing any proxies.

Date:	2023	Signature (Note 6) :

Notes:

1.

Please fill in the number of H shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the H shares registered in the Company in your name(s).

2.	H shareholders of the Company, please fill in your full name(s) and address(es) in BLOCK LETTERS.

3.	Please fill in the number of shares registered in your name(s).

4.

Any shareholder entitled to attend, speak and vote at the H Shareholders Class Meeting is entitled to appoint more than one proxy to attend the H Shareholders Class Meeting and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the H Shareholders Class Meeting is preferred, please strike out “the Chairman of the first H shareholders class meeting for 2023 of the Company” and insert the name, address and identity card number of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the H Shareholders Class Meeting in person.

5.

Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “X” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

6.

This form of proxy must be signed by you or your proxy duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorised. If this form of proxy is signed by your proxy, it must be notarised.

7.

In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarised certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the H Shareholders Class Meeting (i.e. not later than 2:30 p.m. on Tuesday, 27 June 2023) or any adjournment thereof (as the case may be).

8.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

9.

In representing a shareholder to attend the H Shareholders Class Meeting, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issuance.